Filed by Millennium Ethanol, LLC pursuant to Rule 425

under the Securities Act of 1933, as amended.

Subject Company: Millennium Ethanol, LLC

Commission File Number.: 000-52608

Millennium Ethanol, LLC

Cautionary Statement This presentation and the statements made at this meeting may be forward-looking statements. Forward-looking statements include any statement other than one of historical fact, including any statement made regarding the business, financial condition, results of operations, earnings of either of Millennium or US BioEnergy, any statement regarding the proposed merger transaction between Millennium and US BioEnergy, the expected timetable for completing the transaction, the satisfaction of closing conditions, timing or satisfactory receipt of Millennium member approval and any statement regarding relating to the future business or financial condition or results of operations of the combined companies, future products or market growth, and any other statements regarding either of Millennium’s or US BioEnergy’s future expectations, beliefs, goals or prospects. The forward looking-looking statements involve certain risks and uncertainties. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” section in the Proxy Statement/Prospectus. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as the date of the date of the Proxy Statement/Prospectus. Unless otherwise required by law, neither Millennium nor US BioEnergy undertake any obligation nor do they intend to update any forward-looking statements after the date of the Proxy Statement/Prospectus, whether as a result of new information, future events, developments, changes in assumptions or otherwise. You are cautioned to review thoroughly the Proxy Statement/Prospectus regarding the merger for a complete statement of risks.

 Additional Information about the US BioEnergy-Millennium Merger and Where to Find It In connection with the proposed merger between US BioEnergy and Millennium, on July 27, 2007, US BioEnergy filed an amended registration statement on Form S-4 that contains a Proxy Statement/Prospectus, which registration statement has been declared effective by the SEC. Members of Millennium are urged to read the Proxy Statement/Prospectus (including any amendments or supplements to the Proxy Statement/Prospectus) regarding the proposed merger because it contains important information about US BioEnergy, Millennium and the proposed merger. Members may obtain a copy of the Proxy Statement/Prospectus, as well as other filings containing information about US BioEnergy and Millennium, without charge, through the SEC’s website at www.sec.gov. Copies of the Proxy Statement/Prospectus can also be obtained, without charge, by directing a request to: MacKenzie Partners, Inc. 105 Madison Avenue New York, NY 10016 TOLL-FREE 1 (800) 322-2885 Participants in the Solicitation US BioEnergy and its directors and executive officers and Millennium and its managers and executive officers may be deemed to be participants in the solicitation of proxies from the members of Millennium in connection with the proposed merger of US BioEnergy with Millennium. Information regarding the special interests of these directors, managers and executive officers in the merger transaction is included in the Proxy Statement/Prospectus referred to above. Additional information regarding the managers and executive officers of Millennium included in Millennium’s amended Form 10 that was filed with the SEC on July 20, 2007. This document is available free of charge at the SEC’s website (www.sec.gov) and from Millennium, upon written or oral request to: Millennium Ethanol LLC 300 North Broadway Avenue Marion, South Dakota 57403 Attention: Investor Relations (605) 648-3941

Agenda Why Merge? Background The Transaction How to Vote Recommendation

Why a merger? Responds To Growing Industry Challenges Maximizes Unit Holder Value - Provides A 102.89% Gain On Investment To Class A Unit Holders Based On Millennium’s Internal Projections, It Will Take Multiple Years Of Normal Operations Of Millennium As A Stand-Alone Facility To Have Its Distributions Equal The Gain-On-Investment Realized From The Merger Allows Millennium Investors To Remain Invested In The Ethanol Industry At Your Option

WHY MERGE? The ethanol industry is rapidly evolving and consolidation is underway. Large competitors are emerging with significant competitive resources. A large supply of new ethanol production is expected which may compress profit margins.

Potential corn supply shortages due to increased demand or drought resulting in higher priced corn. Increase in ethanol supply = lower ethanol prices. Potentially lower profit margins along with significant debt service requirements. Limited access to capital and/or debt. Lack of geographic diversity. Limited access to new technology A Stand-Alone Ethanol Facility Will Face Significant Challenges In 2008 And Beyond

Why Merge with a larger Company? Provides access to balance sheet resources and capital markets. Provides opportunity to join growing ethanol business of US BioEnergy and provides liquidity for investors. Provides geographical diversification. Economies of scale = Low cost producer Provides access and ability to utilize new technologies. Provides Access To Management Resources

Background Sept. 2006 – Jan. 2006: Millennium Comprehensive Strategic Plan Conducted in-depth industry analysis; Identified strategic alternatives and contingency plans. Jan. 2007: Board of Manager’s Final Determination A stand-alone ethanol facility may face significant challenges in 2008 and beyond and elected to investigate potential merger candidates with the following characteristics:. Capital and Management Resources Geographic Diversity New Technology Critical Size and Scale Common Goals and Management Practices Community Focus Publicly Traded Companies

Feb. – March 2007: Solicited and received non-binding indications of interest from US BioEnergy and four other publicly traded companies; all of which met the criteria outlined by the Board. March - May 2007: Negotiations occurred between US BioEnergy and two other publicly traded companies. May 31,2007: Board selected US BioEnergy as the preferred offer and authorized execution of the Merger Agreement with US BioEnergy. Transaction value, including debt to be incurred to build the plant, of $225-$230 million. This includes $90-$95 million in debt and $135 million in consideration to the unit holders. The Millennium board authorized execution of the merger agreement. US Bio Energy’s original offer was valued at $85 million in consideration.

The Transaction Total Transaction Value = $225-$230 million This total comprises debt expected to be incurred to build the plant of between $90 million and $95 million. Minimum consideration available for distribution to Millennium’s unit holders of approximately $135 million (less expenses incurred by Millennium in conjunction with the proposed merger). The transaction value may be paid by US BioEnergy in US BioEnergy common stock or a combination of common stock and cash...based on a ten day average of US BioEnergy’s common stock price

If the average per share closing price of US BioEnergy’s common stock for the ten most recent trading prior to the date of the special meeting is greater than or equal to $15.88 per share, the merger consideration is 8.5 million shares of US BioEnergy’s common stock, which will be equal to $135 million or GREATER based on the value of US Bio Energy’s common stock price. If the Ten Trading Day Average Is Greater Than $15.88... 8.5 million shares X the Average Stock Price = Total Consideration

If the average per share closing price of US BioEnergy’s common stock for the ten most recent trading days prior to the date of the special meeting is less than $15.88 per share, the merger consideration is $135 million payable in US BioEnergy common stock and/or cash, or any combination thereof, however will US BioEnergy will not issue more than 11.5 million shares of stock in the merger. If US BioEnergy would be required to issue more than 11.5 million shares of stock to provide $135 million of value US BioEnergy will pay the balance of the consideration in cash. If the Ten Trading Day Average Is Less Than $15.88... Max 11.5 million shares X the Average Stock Price + Cash = $135 million

For a 25,000 Class A Unit Holder: You would receive $50,723. This is a 102.89% gain on your investment or in other words $25,723 over and above your initial investment of $25K. We would expect any gain (or loss) you recognize as consideration from the merger will be treated as Long- Term Capital Gain (or loss) with respect to units held for more than one year. You can expect to receive US BioEnergy common stock, cash, or some of both. Following the closing of the transaction, each unit holder will be contacted by Wells Fargo Shareowner Services, which is acting as the exchange agent for the transaction. (The figures above assume merger consideration of the minimum $135 million and approximately $1.3 million of Millennium expenses related to the transaction and a 25,000 Class A unit holder that acquired their units in the original offering.)

Your Vote Is Very Important! Monday, August 13, 2007 – Marion 7:00 pm Marion High School Gymnasium Tuesday, August 14, 2007 - Sioux Falls 7:00 pm Ramkota Hotel and Conference Center Wednesday, August 15, 2007 - Huron 7:00 pm Crossroads Hotel and Conference Center Thursday, August 16, 2007 – Pierre 7:00 pm Ramkota Hotel and River Center Informational Meetings Special Meeting Tuesday, August 28, 2007 - 7:00 pm CDT Marion High School Gymnasium Not voting or abstaining is the same as a “NO” vote! You may be contacted by MacKenzie Partners to ensure that everyone votes.

Voting Options: You Can Vote By Proxy At The Informational Meetings You Can Vote At The Special Meeting You Can Vote Via US Mail You Can Vote On The Internet At www.eproxy.com/miet/

Why a merger? Responds To Growing Industry Challenges Maximizes Unit Holder Value - Provides A 102.89% Gain On Investment To Class A Unit Holders Based On Millennium’s Internal Projections, It Will Take Multiple Years Of Normal Operations Of Millennium As A Stand-Alone Facility To Have Its Distributions Equal The Gain-On-Investment Realized From The Merger Allows Millennium Investors To Remain Invested In The Ethanol Industry At Your Option

RECOMMENDATION After careful consideration and supported by a fairness opinion delivered by investment banking firm Greene Holcomb & Fischer, Millennium’s board of managers has determined the merger to be in the best interest of Millennium and its unit holders. Millennium’s board of managers unanimously recommends that you vote “FOR” the approval and adoption of the merger and agreement and approval of the transactions contemplated by the merger agreement, including the merger.

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